Simpson Thacher & Bartlett

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HONG KONG

TELEPHONE: +852-2514-7600

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Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

March 9, 2018

CONFIDENTIAL AND VIA EDGAR

Draft Registration Statement

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Qtech Ltd.
Confidential Submission of the Draft Registration Statement on Form F-1

On behalf of our client, Qtech Ltd., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we hereby submit a draft Registration Statement on Form F-l (the “Draft Registration Statement”) relating to the proposed initial public offering in the United States of the Company’s ordinary shares to be represented by American depositary shares (“ADSs”). The ADSs are expected to be listed either on the New York Stock Exchange or the NASDAQ.

The Draft Registration Statement is submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for review on a confidential basis pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company confirms that it is an “Emerging Growth Company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. A registration statement on Form F-6 relating to the Company’s ADSs will be filed with the Commission in due course.

As an Emerging Growth Company, the Company has included in the Draft Registration Statement audited consolidated financial statements as of December 31, 2016 and 2017 and for the years ended December 31, 2016 and 2017.

DANIEL FERTIG    ADAM C. FURBER    IAN C. HO    ANTHONY D. KING    CELIA C.L. LAM    CHRIS K.H. LIN    JIN HYUK PARK    KATHRYN KING SUDOL    CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK    BEIJING    HOUSTON    LONDON    LOS ANGELES    PALO ALTO    SÃO PAULO    SEOUL    TOKYO    WASHINGTON, D.C.

Simpson Thacher & Bartlett

March 9, 2018

The Company is also submitting herewith, for review by the Staff on a confidential basis, certain of the exhibits required to be filed with the Commission in connection with the filing of the Draft Registration Statement.

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Simpson Thacher & Bartlett

March 9, 2018

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or David Lee at +852-2514-7655 (work), +852-9036-9375 (mobile) or dlee@stblaw.com (email).

Very truly yours,

/s/ Chris K.H. Lin Chris K.H. Lin

Enclosures

cc:	Eric Siliang Tan, Chairman

Lei Li, Director and Chief Executive Officer

Jingbo Wang, Chief Financial Officer

Qtech Ltd.

Daniel Fertig

David Lee

Simpson Thacher & Bartlett

Dan Ouyang

Jie Zhu

Wilson Sonsini Goodrich & Rosati

Sean Fu

PricewaterhouseCoopers Zhong Tian LLP